Exhibit 99.1

For Immediate Release		Corporate Headquarters 40W267 Keslinger Road PO Box 393
For Details Contact:		LaFox, IL 60147-0393
Edward J. Richardson	Kathleen S. Dvorak	USA
Chairman and CEO	EVP & CFO	Phone: (630) 208-2200
Phone: (630) 208-2340	(630) 208-2208	Fax: (630) 208-2550
E-mail: info@rell.com

RICHARDSON ELECTRONICS REPORTS RECORD FIRST QUARTER

FISCAL 2011 RESULTS AND DECLARES CASH DIVIDEND

First quarter sales growth of 25%

Earnings per share of $0.47

LaFox, IL, October 6, 2010: Richardson Electronics, Ltd. (NASDAQ: RELL) today reported record sales and earnings for its first quarter ended August 28, 2010. The Company also declared its regular quarterly dividend.

Net sales for the first quarter of Fiscal 2011 were $137.1 million, up 25.3% from net sales of $109.5 million during the first quarter of last year. Operating income improved to $9.3 million or 6.8% of net sales for the first quarter of Fiscal 2011, compared to $3.5 million or 3.2% of net sales during last year’s first quarter.

“We are pleased to begin Fiscal 2011 on a strong note which includes record sales and earnings for our first quarter. Net sales growth included growth of over 25 percent from our RFPD business and over 46 percent growth from our EDG business. Also, our consolidated operating margin is at the highest level in the Company’s history,” said Edward J. Richardson, Chairman, Chief Executive Officer and President of Richardson Electronics, Ltd.

FINANCIAL SUMMARY — THREE MONTHS ENDED AUGUST 28, 2010

•	Net sales for the first quarter of fiscal 2011 were $137.1 million, up 25.3%, compared to net sales of $109.5 million during the first quarter of last year.

•	Gross margin as a percentage of net sales decreased to 23.8% during the first quarter of fiscal 2011 compared to 24.2% during the first quarter of last year.

•	SG&A expenses during the first quarter of Fiscal 2011 were $23.3 million, or 17.0% of net sales, compared to $22.9 million, or 21.0% of net sales, during the first quarter of last year.

•	Operating income during the first quarter of fiscal 2011 was $9.3 million, or 6.8% of net sales, compared to $3.5 million, or 3.2% of net sales, for the first quarter last year.

•

Net income during the first quarter of fiscal 2011 was $8.4 million, or $0.47 per diluted common share, compared to net income of $1.9 million, or $0.11 per diluted common share, during the first quarter of last year.

CASH FLOWS AND REDUCED DEBT

Cash flows provided by operating activities were $0.4 million during the first quarter of Fiscal 2011, compared to cash flows used in operating activities of $2.2 million during the first quarter of Fiscal 2010. The Company ended the quarter in a net cash position of $10.0 million, reflecting cash of $32.0 million and total debt of $22.0 million.

“Our balance sheet is solid and we are continuing our focus on working capital management and operational excellence,” said Kathleen Dvorak, Executive Vice President and Chief Financial Officer.

OUTLOOK

On October 1, 2010, the Company announced the signing of a definitive agreement to sell its RF, Wireless and Power Division (“RFPD”) and certain other assets to Arrow Electronics, Inc. (NYSE: ARW) for $210 million in cash, subject to post-closing adjustments.

The transaction is subject to the approval of shareholders of Richardson Electronics, Ltd. as well as customary closing conditions and regulatory approvals. The companies expect the transaction to close in early January 2011.

“We continue to see growing demand in our business despite concern over the sustainability of the recovery. During the second quarter, RFPD will be reflected as a discontinued operation. As a result, we expect that sales for EDG and Canvys for the second quarter to be in the range of $35 to $40 million, representing more than 10 percent growth over prior year,” said Mr. Richardson.

CASH DIVIDEND

The Company also announced today that its Board of Directors voted to declare a $0.02 cash dividend per share to all holders of common stock and a $0.018 cash dividend per share to all holders of Class B common stock. The dividend will be payable on November 19, 2010, to all common stockholders of record on November 5, 2010. The Company currently has 14,697,341 outstanding shares of common stock and 3,048,258 outstanding shares of Class B common stock.

CONFERENCE CALL INFORMATION

On Thursday, October 7, 2010, at 9:00 a.m. CT, Edward J. Richardson, Chairman and Chief Executive Officer, and Kathleen S. Dvorak, Chief Financial Officer, will host a conference call to discuss the Company’s first quarter fiscal 2011 results. A question and answer session will be included as part of the call’s agenda. To listen to the call, please dial 866-800-8648 and enter passcode 68973186 approximately five minutes prior to the start of the call. A replay of the call will be available beginning at 11:00 a.m. CT on October 7, 2010, for seven days. The telephone numbers for the replay are (USA) 888-286-8010 and (International) 617-801-6888; access code 64771075.

FORWARD-LOOKING STATEMENTS

This release includes certain “forward-looking” statements as defined by the Securities and Exchange Commission. Statements in this press release regarding the Company’s business which are not historical facts represent “forward-looking” statements that involve risks and uncertainties. For a discussion of such risks and uncertainties, which could cause actual results to differ from those contained in the forward-looking statements, see Item 1A, “Risk Factors” in the Company’s 2010 Annual Report on Form 10-K. The Company assumes no responsibility to update the forward-looking statements in this release as a result of new information, future events, or otherwise.

ABOUT RICHARDSON ELECTRONICS, LTD.

Richardson Electronics, Ltd. is a global provider of engineered solutions and a global distributor of electronic components to the radio frequency, wireless and power management, electron device, and display systems markets. Utilizing its core engineering and manufacturing capabilities, the Company’s strategy is to provide specialized technical expertise and value-add, or “engineered solutions.” The Company provides solutions and adds value through design-in support, systems integration, prototype design and manufacturing, testing, and logistics for end products of its customers. More information is available online at www.rell.com.

Richardson Electronics common stock trades on the NASDAQ Global Market under the ticker symbol RELL.

Richardson Electronics, Ltd.

Unaudited Condensed Consolidated Statements of Operations

(in thousands, except per share amounts)

	Three Months Ended
	August 28, 2010	August 29, 2009
Statements of Operations
Net sales	$137,144	$109,492
Cost of sales	104,553	83,023

Gross profit	32,591	26,469
Selling, general, and administrative expenses	23,295	22,943
Gain on disposal of assets	—	(2)

Operating income	9,296	3,528

Other (income) expense:
Interest expense	234	1,145
Investment income	—	(33)
Foreign exchange loss	119	818
Loss on retirement of short-term debt	60	—
Other, net	9	(7)

Total other expense	422	1,923

Income before income taxes	8,874	1,605
Income tax provision (benefit)	498	(310)

Net income	$8,376	$1,915

Net income per share - basic:
Common stock	$0.48	$0.11

Class B Common stock	$0.43	$0.10

Net income per share - diluted:
Common stock	$0.47	$0.11

Class B Common stock	$0.43	$0.10

Weighted average number of shares:
Common shares - basic	14,679	14,859

Class B common shares - basic	3,048	3,048

Common shares - diluted	17,917	17,915

Class B common shares - diluted	3,048	3,048

Dividends per common share	$0.020	$0.020

Dividends per Class B common share	$0.018	$0.018

Richardson Electronics, Ltd.

Unaudited Condensed Consolidated Balance Sheets

(in thousands, except per share amounts)

	August 28, 2010	May 29, 2010
Assets
Current assets:
Cash and cash equivalents	$31,982	$29,038
Accounts receivable, less allowance of $1,492 and $1,592	102,037	98,691
Inventories	85,564	78,730
Prepaid expenses	4,758	4,514
Deferred income taxes	2,251	2,404

Total current assets	226,592	213,377

Non-current assets:
Property, plant and equipment, net	16,207	16,675
Deferred financing costs, net	—	60
Non-current deferred income taxes	3,790	3,571
Other non-current assets	319	1,132

Total non-current assets	20,316	21,438

Total assets	$246,908	$234,815

Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable	$61,169	$61,616
Accrued liabilities	18,732	18,807
Short-term debt	22,000	19,517

Total current liabilities	101,901	99,940

Non-current liabilities
Long-term income tax liabilities	3,417	3,475
Other non-current liabilities	1,369	1,537

Total non-current liabilities	4,786	5,012

Total liabilities	106,687	104,952

Commitments and contingencies	—	—

Stockholders’ equity
Common stock, $0.05 par value; issued 16,051 shares at August 28, 2010, and 16,029 shares at May 29, 2010	803	802
Class B common stock, convertible, $0.05 par value; issued 3,048 shares at August 28, 2010, and at May 29, 2010	152	152
Preferred stock, $1.00 par value, no shares issued	—	—
Additional paid-in-capital	121,312	120,998
Common stock in treasury, at cost, 1,355 shares at August 28, 2010, and at May 29, 2010	(8,503)	(8,503)
Retained earnings	20,953	12,925
Accumulated other comprehensive income	5,504	3,489

Total stockholders’ equity	140,221	129,863

Total liabilities and stockholders’ equity	$246,908	$234,815

Richardson Electronics, Ltd.

Unaudited Condensed Consolidated Statements of Cash Flows

(in thousands)

	Three Months Ended
	August 28, 2010	August 29, 2009
Operating activities:
Net income	$8,376	$1,915
Adjustments to reconcile net income to cash provided by (used in) operating activities:
Depreciation and amortization	895	1,064
Loss on retirement of short-term debt	60	—
Gain on disposal of assets	—	(2)
Stock compensation expense	148	149
Deferred income taxes	54	(176)
Accounts receivable	(1,676)	5,825
Inventories	(6,543)	(1,820)
Prepaid expenses	(842)	(1,676)
Accounts payable	(710)	(7,743)
Accrued liabilities	259	355
Other	420	(91)

Net cash provided by (used in) operating activities	441	(2,200)

Investing activities:
Capital expenditures	(399)	(280)
(Gain) loss on sale of investments	4	(17)
Market value adjustments	3	—
Proceeds from sales of available-for-sale securities	10	39
Purchases of available-for-sale securities	(10)	(39)

Net cash used in investing activities	(392)	(297)

Financing activities:
Proceeds from borrowings	62,300	10,200
Payments on debt	(40,300)	(10,200)
Payments on retirement of short-term debt	(19,517)	—
Proceeds from issuance of common stock	164	5
Cash dividends paid	(348)	(352)

Net cash provided by (used in) financing activities	2,299	(347)

Effect of exchange rate changes on cash and cash equivalents	596	752

Increase (decrease) in cash and cash equivalents	2,944	(2,092)
Cash and cash equivalents at beginning of period	29,038	43,887

Cash and cash equivalents at end of period	$31,982	$41,795

Richardson Electronics, Ltd.

Net Sales and Gross Profit

For the First Quarter of Fiscal 2011 and Fiscal 2010

(in thousands)

By Sales Business Unit:

	Net Sales			Gross Profit
			%		% of		% of
First Quarter	FY 2011	FY 2010	Change	FY 2011	Net Sales	FY 2010	Net Sales
RFPD	$99,634	$79,478	25.4%	$21,201	21.3%	$17,402	21.9%
EDG	27,493	18,796	46.3%	9,055	32.9%	6,267	33.3%
Canvys	10,017	11,218	(10.7%)	2,335	23.3%	2,800	25.0%

Total	$137,144	$109,492	25.3%	$32,591	23.8%	$26,469	24.2%